EXHIBIT 95
Purchase of Equity Securities
The following table provides information regarding repurchases of our common stock during the quarter ended December 31, 2023.

Date	Total Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Maximum Fair Value of Shares that May Yet Be Purchased Under the Program (2)
11/14/2023	186	$89.00
12/13/2023	4,887	$88.06
12/14/2023	345	$93.07
12/16/2023	44	$93.00
	5,462
_________

(1)
Represents shares of common stock that employees surrendered as part of the default option to satisfy withholding taxes in connection with the vesting of restricted stock awards, and in respect of the exercise price and withholding taxes for net stock option exercises where no resulting shares were sold, under our stock incentive plan. Pursuant to the terms of our stock plan, such shares recycle to available shares under the plan.

(2)	We do not have a publicly announced program to purchase shares of our common stock. Accordingly, there were no shares purchased as part of a publicly announced program.